                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*
                               ------------------


                           Aames Financial Corporation
         --------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    00253A 2
         --------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800

                                    Copy to:

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
         --------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 3, 1999
         --------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

              If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  2  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  3  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519(1)
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

            (1) Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  4  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519(2)
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

            (2) Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  5  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519(3)
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

            (3) Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  6  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519(4)
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

            (4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  7  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                -0-
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  4,570,519(5)
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  -0-
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            4,570,519
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            14.2%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

            (5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

---------------------                                     ---------------------
CUSIP No. 00253A 2                                        Page  8  of 17  Pages
---------------------                                     ---------------------
----------- -------------------------------------------------------------------
    1       NAME OF REPORT PERSONS
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Management, LLC

----------- -------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) [ ]
                                                                     (b) [X]

----------- -------------------------------------------------------------------
    3       SEC USE ONLY


----------- -------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable
----------- -------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
            PURSUANT TO ITEMS 2(d) or 2(e)                               [ ]

----------- -------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- -----------------------------------------------
                         7      SOLE VOTING POWER

                                1,250,000
                      --------- -----------------------------------------------
    NUMBER OF            8      SHARED VOTING POWER
     SHARES
  BENEFICIALLY                  -0-
    OWNED BY          --------- -----------------------------------------------
      EACH               9      SOLE DISPOSITIVE POWER
   REPORTING
   PERSON WITH                  1,250,000
                      --------- -----------------------------------------------
                        10      SHARED DISPOSITIVE POWER

                                -0-
-------------------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            1,250,000
----------- -------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES*                                              [ ]

----------- -------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            3.9%
----------- -------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            00
----------- -------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
               INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO
                  ITEMS 1-7 (INCLUDING EXHIBITS) OF THE
                    SCHEDULE, AND THE SIGNATURE ATTESTATION.

     This Amendment No. 2 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners ("SFP"), Capital Z Financial Services Private Fund II, L.P. ("Capital Z Private Fund"), and Equifin Capital Partners, Ltd. ("Equifin") (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background.

     Item 2(a) of Schedule 13D is hereby amended and restated to read as follows:

     (a) This Statement is hereby filed by Capital Z Financial Services Fund II, L.P., a Bermuda limited partnership ("Capital Z"), Capital Z Partners, Ltd., a Bermuda corporation ("Cap Z Ltd."), Capital Z Management, LLC, a Delaware limited liability company, as successor to Capital Z Management, Inc. ("Cap Z Management"), Specialty Finance Partners, a Bermuda general partnership ("SFP"), Capital Z Financial Services Private Fund II, L.P., a Bermuda limited partnership ("Capital Z Private Fund"), and Equifin Capital Partners, Ltd., a Cayman Islands corporation ("Equifin"). Capital Z, Cap Z L.P., Cap Z Ltd., Cap Z Management, SFP, Capital Z Private Fund and Equifin are sometimes hereinafter collectively referred to as the "Reporting Persons." Each of Steven

M. Gluckstern and Robert A. Spass is a member of the Investment Committees of Cap Z Ltd. and Cap Z Management and, in such capacities, has the authority to approve the disposition of investments of Capital Z and Capital Z Private Fund.

     Items 2(b) and 2(c) of Schedule 13D are hereby amended as follows:

     The principal business address of Capital Z, Capital Z L.P., Capital Z Ltd., Capital Z Management and each director and executive officer of Capital Z Management is 54 Thompson Street, New York, New York 10012. The directors and executive officers of Capital Z Management, Inc. became the executive officers and directors of Capital Z Management. Information required by Schedule 13D with respect to such individuals is included in the original Schedule 13D. Capital Z Management is a Delaware limited liability company.

     SFP

     SFP is a Bermuda general partnership formed to hold certain investments by Capital Z, including Capital Z's interest in the Company. The principal business address of SFP, which also serves as its principal office, is 54 Thompson Street, New York, NY 10012. The sole general partners of SFP are Capital Z, Capital Z Private Fund and Equifin. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Capital Z Private Fund and Equifin are set forth below.

     CAPITAL Z PRIVATE FUND

     Capital Z Private Fund is a Bermuda limited partnership, the principal business of which is to invest in securities of financial services entities. The principal address of Capital Z Private Fund, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012.

     EQUIFIN

     Equifin is a Cayman Islands corporation, the principal business of which is to invest in securities of financial services entities. The principal address of Equifin, which also serves as its principal office, is 54 Thompson Street, New York, New York 10012. The names, residence or business address, and present principal occupation or employment of each director and executive officer of Equifin are as follows:

                                           PRINCIPAL OCCUPATION OR
NAME               BUSINESS ADDRESS        EMPLOYMENT
----------------   -------------------     -------------------------------
Mani A. Sadeghi    54 Thompson Street,     President, Chief Executive
                   New York, NY 10012      Officer and Director of
                                           Equifin

Daniel C. Lieber   54 Thompson Street      Vice President and Director
                   New York, NY 10012      of Equifin

Joseph R. Tomei    54 Thompson Street      Treasurer, Vice President and
                   New York, NY 10012      Director of Equifin

     Mani A Sadeghi is the controlling shareholder of Equifin.

Item 4.  Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding before the last paragraph thereof the following:

     In connection with the purchase of the Series B and Series C Preferred Stock on February 10, 1999, SFP became the successor in interest to Capital Z under the Preferred Stock Purchase Agreement. On August 3, 1999, SFP purchased an additional 25,000 shares of Series C Convertible Preferred Stock of the Company for a purchase price of $1.00 per share, in accordance with the terms of Amendment No. 3 to the Preferred Stock Purchase Agreement. In addition, in connection with such purchase, the Company issued to certain designees of SFP warrants to purchase up to 1.25 million shares of Common Stock at an exercise price of $1.00 per share (the "Additional Warrants"). Exercise of the Additional Warrants is subject to the future availability of authorized and unissued Common Stock.

     The foregoing descriptions are qualified in their entirety by reference to Amendment No. 3 to the Preferred Stock Purchase Agreement and the Additional Warrants, forms of which are attached hereto as exhibits and are incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

     Item 5 of Schedule 13D is hereby amended by adding the following:

     SFP

     As a result of the execution of the Voting Agreement, SFP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,570,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,266,964 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the

Warrant), represents approximately 14.2% of the outstanding shares of Common Stock.*

     CAPITAL Z PRIVATE FUND

     In its capacity as general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,570,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,266,964 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 14.2% of the outstanding shares of Common Stock.*

     EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 4,570,519 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 32,266,964 shares of Common Stock outstanding as represented by the Company to the Reporting Persons plus the 1,250,000 shares relating to the Warrant), represents approximately 14.2% of the outstanding shares of Common Stock).*


* The Reporting Persons disclaims any beneficial ownership of the shares of Common Stock reported herein.

Item 7.  Material to be Filed as Exhibits.

1. Amendment No. 2 to Preferred Stock Purchase Agreement, dated as of June 7, 1999, by and between Aames Financial Corporation and Specialty Finance Partners.

2. Amendment No. 3 to Preferred Stock Purchase Agreement, effective as of July 16, 1999, by and between Aames Financial Corporation and Specialty Finance Partners.

3.   Form of Additional Warrant.

4. Joint Filing Agreement dated August 11, 1999, by and among the Reporting Persons.

                                    SIGNATURE


        After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 1999

                           CAPITAL Z FINANCIAL SERVICES
                           FUND II, L.P., a Bermuda limited partnership

                           By:  Capital Z Partners, L.P., its General Partner

                           By:  Capital Z Partners, Ltd., its General Partner

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           CAPITAL Z PARTNERS, L.P.,
                           a Bermuda limited partnership

                           By:  Capital Z Partners, Ltd., its General Partner

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           CAPITAL Z PARTNERS, LTD.,
                           a Bermuda corporation

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           CAPITAL Z MANAGEMENT, LLC,
                           a Delaware limited liability company

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel

                           SPECIALTY FINANCE PARTNERS,
                           a Bermuda general partnership

                           By:  Capital Z Financial Services Fund II,
                                L.P., its General Partner

                           By:  Capital Z Partners, L.P., its General Partner

                           By:  Capital Z Partners, Ltd., its General Partner

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                           By:  Capital Z Partners, L.P., its General Partner

                           By:  Capital Z Partners, Ltd., its General Partner

                           By:  /s/ David A. Spuria
                                -----------------------------
                                Name:  David A. Spuria
                                Title: General Counsel


                           EQUIFIN CAPITAL PARTNERS, LTD., a Cayman
                           Islands corporation

                           By:  /s/ Mani A. Sadeghi
                                -----------------------------
                                Name:  Mani A. Sadeghi
                                Title: President, Chief Executive
                                       Officer and
                                       Director

                                  EXHIBIT INDEX

Exhibit No.   Title
-----------   -----
99.3          Amendment No. 2 to Preferred Stock Purchase Agreement, dated
              June 7, 1999 by and between Aames Financial Corporation and
              Specialty Finance Partners.

99.4 Amendment No. 3 to Preferred Stock Purchase Agreement, effective as of July 16, 1999 by and between Aames Financial Corporation and Specialty Finance Partners.

99.5          Form of Additional Warrant.

99.6 Joint Filing Agreement dated August 11, 1999 by and among the Reporting Persons.